Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR

THE FIRST QUARTER THAT ENDED ON MARCH 31, 2019

Buenos Aires, Argentina, May 9, 2019 – Grupo Financiero Galicia S.A. (BYMA /NASDAQ: GGAL) announced its financial results for the first quarter that ended on March 31, 2019 (“the quarter”).

HIGHLIGHTS

➢

Comprehensive income attributable to Grupo Financiero Galicia for the first quarter amounted to Ps.8,828 million, 195% higher than the Ps.2,991 million recorded in the same quarter of the prior year. Net income attributable to Grupo Financiero Galicia for the quarter reached Ps.9,037 million, 201% higher than the Ps.3,005 million recorded in the first quarter of 2018. Net income excluding the sale and the valuation of Prisma Medios de Pago S.A. would have been Ps.6,103 million, increasing Ps.3,098 million (103%) as compared with the first quarter of 2018. The profit per share for the quarter amounted to Ps.6.33, compared to Ps.2.11 per share for the same quarter of the 2018 fiscal year.

➢

The results of the quarter were mainly attributable to the income derived from Grupo Financiero Galicia’s interest in Banco de Galicia y Buenos Aires S.A.U. (or “Banco Galicia”), for Ps.7,839 million, in Tarjetas Regionales S.A., for Ps.867 million, in Sudamericana Holding S.A., for Ps.195 million, and in Galicia Administradora de Fondos S.A. (or “GAF”), for Ps.77 million, increased by a net operating income of Ps.50 million and partially offset by personnel and administrative expenses of Ps.25 million.

➢

Banco Galicia’s market share of loans to the private sector was 10.91% and that for deposits from the private sector was 11.47%, increasing 141 bp and 181 bp respectively, as compared to March 31, 2018.

Conference Call:

May 10, 2019, 11:00 am Eastern Time (12:00 Buenos Aires Time)

Call-in number: +1 323-994-2082

Conference ID: 6115890

For more information contact:

José Luis Ronsini - CFO

Pablo Firvida - IRO

Tel.: (5411) 6329-4881

inversores@gfgsa.com

www.gfgsa.com

1

CONSOLIDATED INFORMATION

Consolidated Financial Statement	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Financial Information
Assets	622,519	565,246	325,868	10	91
Net loans and other financing	301,477	286,953	208,616	5	45
Deposits	407,769	360,097	198,364	13	106
Shareholders’ equity attributable to Grupo Financiero Galicia	63,709	54,878	44,708	16	43
Shares outstanding (in thousands of shares) (1)	1,426,765	1,426,765	1,426,765	-	-
Book value per share (in pesos)	44.65	38.46	31.33	16 bp	43 bp
Net income attributable to Grupo Financiero Galicia	9,037	4,428	3,005	104	201
Net income per share (in pesos)	6.33	3.10	2.11	104 bp	200 bp

(1) 10 ordinary shares = 1 ADS.

Selected Ratios	2019		2018		Variation (bp)
Percentages, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Return (1) on average assets (2)	5.89	3.24	3.74	82	57
Return (1) on average shareholders´ equity (2)	62.39	33.43	28.23	87	121
Financial Margin (2) (3)	18.35	14.66	13.17	25	39
Efficiency ratio (4)	26.72	51.75	53.83	(48)	(50)
Total capital ratio (5)	15.33	15.11	14.57	1	5
Non-performing loans / Private sector loans	5.15	3.51	3.26	47	58
Allowance for loan losses / Private sector loans	5.14	3.88	3.40	32	51
Allowance for loan losses / Non-accrual loans	99.80	110.59	104.46	(10)	(4)
Cost of risk (2)	7.89	4.74	3.14	66	151

(1) Net income attributable to Grupo Financiero Galicia.

(2) Annualized.

(3) Net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income and expenses, divided by the average balance of interest-earning assets.

(4) Personnel expenses plus administrative expenses plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income.

(5) Banco Galicia consolidated with Tarjetas Regionales.

Market Indicators	2019		2018	Variation
In pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Market price					(bp)
Shares – BYMA	110.70	103.30	131.30	740	(2,060)
ADS – NASDAQ (in US$)	25.52	27.57	65.76	(205)	(4,024)
Price BYMA / book value	2.48	2.69	4.19	(21)	(171)
Average daily volume (in thousands of shares)					(%)
BYMA	1,260	1,238	682	2	(100)
NASDAQ (1)	9,494	9,164	4,620	4	105
Market share (%)					(bp)
Banco Galicia
Loans to the private sector	10.91	10.51	9.50	40	141
Deposits from the private sector	11.47	11.08	9.66	39	181
Galicia Administradora de Fondos S.A.	10.82	10.08	13.30	74	(248)

(1) Expressed in equivalent shares: 10 ordinary shares = 1 ADS.

2

GRUPO FINANCIERO GALICIA

RESULTS FOR THE QUARTER

Income Statement	2019		2018		Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Results from Equity Investments	9,038	4,368	2,976	107	204
Banco de Galicia y Buenos Aires S.A.U.	7,839	4,208	1,962	86	300
Tarjetas Regionales S.A. (1)	867	(22)	699	(4,041)	24
Galicia Administradora de Fondos S.A.	77	44	160	75	(52)
Sudamericana Holding S.A.	195	140	146	39	34
Other subsidiaries (2)	60	(2)	9	(3,100)	567
Net operating income	50	105	71	(52)	(30)
Administrative expenses	(25)	(15)	(30)	67	(17)
Other operating income and expenses	-	(5)	2	N/A	N/A
Income tax	(26)	(25)	(14)	4	86
Net income attributable to Grupo Financiero Galicia	9,037	4,428	3,005	104	201
Other comprehensive income	(209)	4	(14)	(5,325)	1,393
Comprehensive income attributable to Grupo Financiero Galicia	8,828	4,432	2,991	99	195

(1) 83% since January 1, 2018 (77% from the split-merger agreement with Banco Galicia and 6% from the acquisition of a minority interest).

(2) Includes the result from the interest in Galicia Warrants S.A. (87.5%) and Galicia Valores S.A. (1%).

Net income attributable to Grupo Financiero Galicia for the quarter amounted to Ps.9,037 million, which represented a 5.89% annualized return on average assets and a 62.39% return on average shareholders’ equity.

This result was mainly due to profits from Grupo Financiero Galicia’s interest in Banco Galicia, for Ps.7,839 million, in Tarjetas Regionales S.A., for Ps.867 million, in Sudamericana Holding S.A., for Ps.195 million, and in Galicia Administradora de Fondos S.A., for Ps.77 million.

3

SELECTED FINANCIAL INFORMATION - CONSOLIDATED

Balance Sheet	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Assets
Cash and due from banks	131,824	143,309	46,441	(8)	184
Debt securities	108,810	75,989	31,373	43	247
Net loans and other financing	301,477	286,953	208,616	5	45
Other financial assets	57,681	38,312	23,790	51	142
Equity investments in subsidiaries, associates and joint businesses	-	-	47	N/A	N/A
Property, bank premises, equipment	14,048	10,885	9,901	29	42
Intangible assets	4,254	3,744	1,077	14	295
Other assets	4,219	5,650	4,395	(25)	(4)
Assets available for sale (1)	206	404	228	(49)	(10)
Total assets	622,519	565,246	325,868	10	91
Liabilities
Deposits	407,769	360,097	198,364	13	106
Financing from financial entities	14,627	19,446	11,292	(25)	30
Other financial liabilities	67,701	69,165	37,141	(2)	82
Notes	35,581	29,984	14,379	19	147
Subordinated notes	10,983	9,768	5,079	12	116
Other liabilities	20,251	20,187	13,331	-	52
Total liabilities	556,912	508,647	279,586	9	99
Shareholders’ equity attributable to third parties	1,898	1,721	1,574	10	21
Shareholders’ equity attributable to Grupo Financiero Galicia	63,709	54,878	44,708	16	43
Shareholders’ equity	65,607	56,599	46,282	16	42

(1) Information for 2018 includes the interest in Prisma Medios de Pago S.A..

Income Statement	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Net interest income	4,209	6,667	6,170	(37)	(32)
Interest income	21,982	22,760	11,059	(3)	99
Interest related expenses	(17,773)	(16,093)	(4,889)	10	264
Net fee income	6,012	5,246	3,916	15	54
Fee income	6,761	6,038	4,477	12	51
Fee related expenses	(749)	(792)	(561)	(5)	34
Net results from financial instruments	15,719	6,239	1,847	152	751
Gold and foreign currency quotation differences	(48)	1,619	775	(103)	(106)
Other operating income	6,510	2,181	1,423	198	357
Underwriting income from insurance business	672	507	642	33	5
Loan loss provisions	(7,561)	(3,489)	(1,622)	117	366
Net operating income	25,513	18,970	13,151	34	94
Personnel expenses	(4,063)	(4,291)	(3,095)	(5)	31
Administrative expenses	(4,065)	(4,345)	(2,925)	(6)	39
Depreciations and devaluations of assets	(569)	(353)	(257)	61	121
Other operating expenses	(4,260)	(3,619)	(2,398)	18	78
Operating income	12,556	6,362	4,476	97	181
Income tax	(3,341)	(1,939)	(1,380)	72	142
Net income	9,215	4,423	3,148	108	193
Net income attributable to third parties	178	(5)	143	(3,660)	24
Net income attributable to Grupo Financiero Galicia	9,037	4,428	3,005	104	201
Other comprehensive income (1)	(209)	4	(14)	(5,325)	1,393
Total comprehensive income	9,006	4,427	3,134	103	187
Comprehensive income attributable to third parties	178	(5)	143	(3,660)	24
Comprehensive income attributable to Grupo Financiero Galicia	8,828	4,432	2,991	99	195

(1) Net of income tax.

4

Additional Information	2019				2018
(Number of, except otherwise noted)	1Q	4Q	3Q	2Q	1Q
Employees	9,926	10,209	10,455	10,574	10,581
Banco Galicia	6,205	6,294	6,457	6,478	6,393
Tarjetas Regionales	3,301	3,488	3,564	3,657	3,760
Galicia Administradora de Fondos	24	22	21	19	19
Sudamericana Holding	380	381	386	391	381
Other companies	16	24	27	29	28
Branches and other points of sales	558	560	556	558	564
Banco Galicia	325	325	319	309	308
Tarjetas Regionales	233	238	237	249	256
Deposit Accounts at Banco Galicia (in thousands)	4,781	4,760	4,637	4,505	4,348
Credit Cards (in thousands)	14,185	13,916	14,286	14,205	13,391
Banco Galicia	5,501	5,098	5,029	4,953	4,222
Tarjetas Regionales	8,684	8,818	9,257	9,252	9,169
GAF’ assets under management (millions of pesos)	80,910	60,404	58,115	72,922	91,609
Inflation, exchange rate and interest rates
Consumer price index (IPC) (%)	11.78	11.50	14.10	8.80	6.70
Wholesale price index (IPIM) (%)	8.22	4.50	27.50	16.60	11.80
Acquisition value unit (UVA)	9.37	31.06	26.73	24.31	22.61
Exchange rate (Ps./US$) (1)	43.35	37.81	40.90	28.86	20.14
Badlar (quarterly averages) (2)	41.83	50.21	37.08	27.31	22.86

(1) References foreign currency exchange rate in accordance with Communiqué “A” 3500 from the Argentine Central Bank, as of the last working day of the quarter.

(2) Private banks’ 30-day time deposits rate for amounts over Ps.1 million.

5

BANCO GALICIA

HIGHLIGHTS

➢

Net income for the first quarter amounted to Ps.7,839 million, Ps.5,877 million (300%) higher than in the same quarter of the 2018 fiscal year, mainly due to an increase of net operating income (131%). Net income excluding the sale and the valuation of Prisma Medios de Pago S.A. (or “Prisma”) would have been Ps.4,905 million, increasing Ps.2,943 million (150%) as compared with the first quarter of 2018.

➢

Net operating income amounted to Ps.20,166 million, Ps.11,437 million higher than in the first quarter of 2018, mainly as a consequence of the growth of net income from financial instruments and of other operating income, partially offset by higher loan-loss provisions. The increase in net income from financial instruments was due the growth of the portfolio and the higher yield on Argentine Central Bank paper and to the valuation of Banco Galicia’s interest in Prisma. The increase in other operating income is related to profits from the sale of Prisma. The higher loan-loss provisions were due to the evolution of credits in arrears of the consumer portfolio and to higher regulatory provisions on the portfolio in normal situation as a consequence of the increase in the volume of credit and to a provision recorded in accordance with Argentine Central Bank requirements related to the financed portion of the sale price of Prisma.

➢

The credit exposure to the private sector reached Ps.309,429 million, up 56% from Ps. 198,302 million recorded in the first quarter of 2018, and deposits reached Ps.410,170 million, up 107% from Ps.198,479 million. As of March 31, 2019, Banco Galicia’s estimated market share of loans to the private sector was 10.91% while its estimated market share of deposits from the private sector was 11.47%.

➢

The non-accrual loan portfolio represented 3.95% of total loans to the private sector, recording an increase of 164 basis points (“bp”) from the 2.31% recorded at the end of the same quarter of the 2018 fiscal year, while its coverage with allowances for loan losses reached 104.13%.

➢

As of the end of the quarter, the minimum capital requirement amounted to Ps.30,411 million (up Ps.8,984 million or 42%), and the computable capital was Ps.56,132 million (up Ps.19,320 million or 52%). The excess over the capital requirement amounted to Ps.25,721 million, and the total capital ratio was 15.19%.

INFORMATION DISCLOSURE

The data shown in this report and the consolidated financial statements correspond to Banco de Galicia y Buenos Aires S.A.U. consolidated, except where otherwise noted.

6

RESULTS FOR THE QUARTER

Income Statement	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Net interest income	1,838	4,623	4,155	(60)	(56)
Net fee income	3,350	2,978	2,119	12	58
Net results from financial instruments	15,286	6,026	1,643	154	830
Gold and foreign currency quotation differences	(57)	1,678	745	(103)	(108)
Other operating income	5,892	1,561	1,030	277	472
Loan-loss provisions	(6,143)	(2,055)	(963)	199	538
Net operating income	20,166	14,811	8,729	36	131
Personnel expenses	(2,903)	(2,916)	(2,123)	-	37
Administrative expenses	(2,514)	(2,522)	(1,768)	-	42
Depreciations and devaluations of assets	(418)	(249)	(186)	68	125
Other operating expenses	(3,462)	(3,094)	(1,944)	12	78
Operating income	10,869	6,030	2,708	80	301
Results from associates and joint businesses	32	24	33	33	(3)
Income tax	(3,062)	(1,846)	(830)	66	269
Results from discontinued activities (1) (2)	-	-	51	N/A	N/A
Net income	7,839	4,208	1,962	86	300
Other comprehensive income (1)	(211)	3	(3)	(7,133)	6,933
Total comprehensive income	7,628	4,211	1,959	81	289
(1) Net of income tax. (2) Corresponds to the sale of Banco Galicia’s interest in Compañía Financiera Argentina S.A. (CFA) and in Cobranzas y Servicios S.A.

Profitability and Efficiency	2019		2018	Variation (bp)
Percentages, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Return (1) on average assets	6.13	3.68	2.91	245	322
Return (1) on average shareholders´ equity	70.27	39.99	23.06	3,028	4,721
Financial margin (1) (2)	19.26	13.48	11.69	578	757
Efficiency ratio (3)	29.35	41.88	52.44	(1,253)	(2,309)

(1) Annualized.

(2) Net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus certain items included in other operating income, divided by average interest-earning assets.

(3) Personnel expenses plus administrative expenses plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income.

In the first quarter of the 2019 fiscal year a Ps.7,839 million net income attributable to Banco Galicia was recorded, Ps.5,877 million (300%) higher than the Ps.1,962 million for the same quarter of the previous year, as a result of a Ps.11,437 million (131%) higher net operating income, mainly due to the Ps.13,643 million growth of the net income from financial instruments and to the Ps.4,862 million growth of other operating income, partially offset by Ps.5,180 million higher in loan-loss provisions.

7

Net Interest Income	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Interest income	17,825	18,840	8,398	(5)	112
Private sector securities	41	34	47	21	(13)
Public sector securities (1)	677	576	-	18	N/A
Loans and other financing	16,883	18,183	8,287	(7)	104
Financial sector	447	621	204	(28)	119
Non-financial private sector	16,436	17,562	8,083	(6)	103
Overdrafts	2,097	3,052	944	(31)	122
Promissory notes	2,950	3,193	1,858	(8)	59
Mortgage loans	1,933	2,568	475	(25)	307
Pledge loans	50	71	68	(30)	(26)
Personal loans	2,211	2,119	1,611	4	37
Credit-card loans	5,756	5,269	2,677	9	115
Financial leases	120	171	97	(30)	24
Other	1,319	1,119	353	18	274
Other interest-earning assets	224	47	64	377	250
Interest expenses	(15,987)	(14,217)	(4,243)	12	277
Deposits from the non-financial private sector	(13,963)	(12,309)	(3,629)	13	285
Saving accounts	(1)	(1)	(1)	-	-
Time deposits and term investments	(12,794)	(10,626)	(3,404)	20	276
Other	(1,168)	(1,682)	(224)	(31)	421
Financing from financial institutions	(405)	(356)	(149)	14	172
Repurchase agreement transactions	(171)	(22)	(24)	677	613
Other interest-bearing liabilities	(1,237)	(195)	(62)	534	1,895
Notes	(211)	(1,335)	(379)	(84)	(44)
Net interest income	1,838	4,623	4,155	(60)	(56)

(1) Corresponds to interest on Bote 2020.

Net interest income for the quarter amounted to Ps.1,838 million, with a Ps.2,317 million (56%) decrease compared to the Ps.4,155 million profit from the same quarter of 2018. This decrease was primarily a consequence of a Ps.9,390 million (276%) higher interest on time deposits and term investments.

Yields and Rates (1)	2019				2018				Variation (% / bp)
Average balances: in millions of pesos	1Q			4Q		1Q		vs 4Q18		vs 1Q18
Yields and rates: annualized nominal %	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.
Interest-earning assets	344,312	37.47	287,490	35.47	200,103	20.41	20	200	72	1,706
In pesos	239,788	51.51	194,081	49.70	146,250	26.52	24	181	64	2,499
Government securities	98,642	52.03	49,073	57.71	24,848	25.39	101	(568)	297	2,664
Loans	136,160	44.74	141,109	46.74	117,113	26.61	(4)	(200)	16	1,813
Other interest-earning assets	4,986	225.99	3,900	56.21	4,289	30.59	28	16,978	16	19,540
In foreign currency	104,524	5.28	93,409	5.90	53,853	3.81	12	(62)	94	147
Government securities	3,607	(32.49)	2,627	(1.07)	7,609	3.31	37	(3,142)	(53)	(3,580)
Loans	93,903	5.78	88,812	6.07	45,450	3.89	6	(29)	107	189
Other interest-earning assets	7,014	18.08	1,970	7.51	794	4.03	256	1,057	783	1,405
Interest-bearing liabilities	339,594	18.79	296,389	19.22	168,580	10.06	15	(43)	101	873
In pesos	176,503	34.90	144,635	38.03	97,329	16.60	22	(313)	81	1,830
Saving accounts	30,886	0.96	27,358	1.46	28,245	0.42	13	(50)	9	54
Time deposits	130,944	42.34	103,448	47.02	62,036	22.96	27	(468)	111	1,938
Debt securities	10,404	35.83	10,503	42.31	4,357	25.43	(1)	(648)	139	1,040
Other interest-bearing liabilities	4,269	49.94	3,326	45.82	2,691	25.27	28	412	59	2,467
In foreign currency	163,091	1.34	151,754	1.29	71,251	1.13	7	5	129	21
Saving accounts	103,938	-	90,227	-	47,441	-	15	-	119	-
Time deposits	28,645	0.54	33,926	0.61	12,033	1.23	(16)	(7)	138	(69)
Debt securities	14,974	7.51	12,910	7.56	4,886	8.35	16	(5)	206	(84)
Other interest-bearing liabilities	15,534	5.87	14,692	5.25	6,891	3.66	6	62	125	221

(1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

8

The average interest-earning assets amounted to Ps.344,312 million, growing Ps.144,209 million (72%) as compared to the first quarter of the previous fiscal year, primarily as a consequence of the Ps.73,794 million (297%) increase in the average portfolio of peso-denominated government securities and of Ps.48,453 million (107%) in the average balance of loans to the private sector, due to the evolution of the exchange rate.

Interest-bearing liabilities reached Ps.339,594 million, increasing Ps.171,014 million (101%) during the same period, primarily due to a Ps.68,908 million (111%) increase in peso-denominated time deposits and to a Ps.56,497 million (119%) increase in the average balances of dollar-denominated saving accounts as a consequence of the evolution of the exchange rate.

The average yield on interest-earning assets for the first quarter of the 2019 fiscal year was 37.47%, with a 1,706 bp increase compared to the same quarter of the prior year, mainly due to an increase of 2,664 bp in the average yield on peso-denominated government securities, and of 1,813 bp in the average interest rate on peso-denominated loans. Likewise, the average cost of interest-bearing liabilities was 18.79%, with an 873 bp increase compared to the first quarter of the prior year mainly due to the 1,938 bp increase in the average interest rate on peso-denominated time deposits and to the 1,040 bp increase in the average interest rate on debt securities.

Net Fee Income	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Credit cards	1,547	1,576	1,154	(2)	34
Deposit accounts	1,046	847	569	23	84
Insurance	182	163	149	12	22
Financial fees	70	58	57	21	23
Credit-related fees	83	27	15	207	453
Foreign trade	260	248	146	5	78
Collections	202	176	121	15	67
Utility-bills collection services	282	228	136	24	107
Mutual funds	163	125	42	30	288
Other	221	233	174	(5)	27
Total fee income	4,056	3,681	2,563	10	58
Total expenditures	(706)	(703)	(444)	-	59
Net fee income	3,350	2,978	2,119	12	58

Net fee income amounted to Ps.3,350 million, up 58% from the Ps.2,119 million recorded in the first quarter of the previous fiscal year. The increases of fees which stood out were those related to deposit accounts (Ps.477 million or 84%) and to and to credit cards (Ps.393 million or 34%).

Net Income from Financial Instruments	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Government securities	12,163	6,482	1,619	88	651
Argentine Central Bank	11,622	6,113	1,151	90	910
Other	541	369	468	47	16
Private sector securities	2,346	174	127	1,248	1,747
Derivative financial instruments	777	(630)	(103)	(223)	(854)
Forward transactions	795	(546)	(103)	(246)	(872)
Interest-rate swaps	(18)	(84)	-	(79)	N/A
Net income from financial instruments	15,286	6,026	1,643	154	830

9

Net income from financial instruments for the quarter amounted to Ps.15,286 million, up Ps.13,643 million from the Ps.1,643 million recorded in the same quarter of 2018, as a consequence of the increase in results from government securities, due to a higher holding of Argentine Central Bank paper (Leliq), and from private sector securities, as a consequence of changes in exposition and valuation criteria of Banco Galicia’s interest in Prisma.

During the quarter a Ps.57 million loss from gold and foreign currency quotation differences was recorded, compared to a Ps.745 million profit from the same quarter of 2018. This result includes a Ps. 1,693 million profit from foreign-currency trading.

Other Operating Income	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Other financial income / (losses) (1) (2)	75	(73)	46	(203)	63
Fees from bundles of products (1)	734	642	517	14	42
Rental of safe deposit boxes (1)	120	120	91	-	32
Other fee income (1)	136	130	85	5	60
Other adjustments and interest on miscellaneous receivables	569	412	193	38	195
Other	4,258	330	98	1,190	4,245
Total other operating income	5,892	1,561	1,030	277	472

(1) Item included for calculating the efficiency ratio.

(2) Item included for calculating the financial margin.

Other operating income for the quarter reached Ps.5,892 million, increasing Ps.4,862 million from the Ps.1,030 million profit recorded in the first quarter of 2018, as a result of the sale of 51% of Banco Galicia’s interest in Prisma.

Provisions for loan losses for the first quarter of the 2019 fiscal year amounted to Ps.6,143 million, Ps.5,180 million higher than those recorded in the same quarter of the prior year, due to the evolution of credits in arrears of the consumer portfolio and to higher regulatory provisions on the portfolio in normal situation as a consequence of the increase in the volume of credit. In addition, in accordance to Argentine Central Bank requirements, a provision of 100% of the financed portion of the sale price of Prisma was recorded.

Personnel expenses amounted to Ps.2,903 million, increasing 37% from the same quarter of 2018, mainly due to salary increase agreements with the union.

Administrative Expenses	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Fees and compensations for services	85	168	98	(49)	(13)
Fees to directors and syndics	8	9	5	(11)	60
Publicity, promotion and research expenses	155	167	130	(7)	19
Taxes	607	492	363	23	67
Maintenance	273	342	173	(20)	58
Electricity and communications	262	185	110	42	138
Stationery and office supplies	32	30	21	7	52
Rentals	-	144	83	N/A	N/A
Hired administrative services	449	303	216	48	108
Security	97	123	105	(21)	(8)
Insurance	27	18	14	50	93
Other	519	541	449	(4)	16
Total administrative expenses	2,514	2,522	1,767	-	42

10

Administrative expenses for the quarter totaled Ps.2,514 million, up 42% in the same period, as a consequence of higher taxes, for Ps.244 million (67%) and to higher hired administrative services, for Ps.233 million (108%) as compared with the first quarter of 2018.

Other Operating Expenses	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Contribution to the Deposit Insurance Fund (1) (2)	153	143	82	7	87
Other financial expenses (1) (2)	292	222	2	32	14,500
Turnover tax (1)	1,825	1,779	1,043	3	75
On operating income (2)	1,254	1,228	738	2	70
On fees	367	487	269	(25)	36
On other items	204	64	36	219	467
Other fee-related expenditures (2)	911	808	537	13	70
Other	281	142	280	98	-
Total other operating expenses	3,462	3,094	1,944	12	78

(1) Item included for calculating the efficiency ratio.

(2) Item included for calculating the financial margin.

Other operating expenses reached Ps.3,462 million, increasing Ps.1,518 million (78%) from the Ps.1,944 million recorded in the first quarter of 2018.

The income tax charge was Ps.3,062 million, Ps.2,232 million higher than in the first quarter of 2018.

SELECTED FINANCIAL INFORMATION

Balance Sheet	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Assets
Cash and due from banks	130,542	142,049	45,843	(8)	185
Debt securities	109,013	75,974	29,463	43	270
Net loans and other financing	256,404	243,276	173,743	5	48
Other financial assets	53,533	33,135	20,323	62	163
Equity investments in subsidiaries, associates and joint businesses	216	203	226	6	(4)
Property, bank premises, equipment	12,369	9,869	9,076	25	36
Intangible assets	3,720	3,260	715	14	420
Other assets	1,474	842	2,511	75	(41)
Assets available for sale (1)	206	404	229	(49)	(10)
Total assets	567,477	509,012	282,129	11	101
Liabilities
Deposits	410,170	361,302	198,479	14	107
Financing from financial entities	14,244	17,491	10,193	(19)	40
Other financial liabilities	45,134	47,484	20,517	(5)	120
Notes	19,624	15,528	4,481	26	338
Subordinated Notes	10,983	9,768	5,079	12	116
Other liabilities	15,720	13,468	8,922	17	76
Total liabilities	515,875	465,041	247,671	11	108
Shareholders’ equity	51,602	43,971	34,458	17	50
Foreign currency assets and liabilities
Assets	214,276	200,001	89,629	7	139
Liabilities	229,661	200,421	92,371	15	149
Net forward purchases/(sales) of foreign currency (2)	13,866	102	2,052	13,494	576
Net global position in foreign currency	(1,519)	(318)	(690)	378	120

(1) Information for 2018 includes the interest in Prisma Medios de Pago S.A.

(2) Recorded off-balance sheet.

11

LEVEL OF ACTIVITY

Financing to the Private Sector(1)	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
In pesos	170,766	170,640	144,065	-	19
Loans	129,715	131,792	119,564	(2)	8
UVA-adjusted loans	19,843	17,438	7,398	14	168
Financial leases	1,207	1,361	1,528	(11)	(21)
Debt securities	452	411	680	10	(34)
Other financing (2)	19,549	19,638	14,895	-	31
In foreign currency	138,663	117,251	54,237	18	156
Loans	109,802	93,773	46,595	17	136
Financial leases	1,167	1,013	390	15	199
Debt securities	4,601	4,293	2,493	7	85
Other financing (2)	23,093	18,172	4,759	27	385
Total financing to the private sector	309,429	287,891	198,302	7	56

(1) Includes IFRS adjustment.

(2) Includes certain off-balance sheet accounts related to guarantees granted.

As of March 31, 2019, the total financing to the private sector reached Ps.309,429 million, with a 56% increase from a year before, mainly as a consequence of the growth of the loan portfolio, both of foreign-currency loans (136%) and of UVA-adjusted loans (168%). Dollar-denominated loans measured in dollars increased 10% from the same quarter of 2018.

Market Share (1)	2019		2018	Variation (bp)
Percentages, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Total loans	10.94	10.62	9.45	40	149
Loans to the private sector	10.91	10.51	9.50	40	141

(1) According to the daily information on loans published by the Argentine Central Bank. Only principal as of the last day of each quarter.

Banco Galicia’s market share of loans to the private sector as of March 31, 2019, was 10.91%, increasing 141 bp from March 31, 2018.

12

Break down of loans and other financing	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Financial entities	7,729	7,943	4,597	(3)	68
Loans	7,728	7,942	4,591	(3)	68
Other financing	1	1	6	-	(83)
Non-financial private sector and residents abroad	259,449	242,691	173,570	7	49
Loans	251,632	235,061	168,966	7	49
Overdrafts	12,891	14,430	11,826	(11)	9
Promissory notes	35,269	36,101	34,144	(2)	3
Mortgage loans	11,954	11,793	8,105	1	47
Pledge loans	954	998	1,122	(4)	(15)
Personal loans	25,877	25,312	21,054	2	23
Credit card loans	68,323	67,709	56,609	1	21
Other	90,814	74,735	35,999	22	152
Accrued interest, adjustments and foreign currency quotation differences receivable	6,872	5,395	1,052	27	553
Documented interest	(1,322)	(1,412)	(945)	(6)	40
Financial leases	2,374	2,374	1,918	-	24
Other financing	5,443	5,256	2,686	4	103
Non-financial public sector	-	12	-	N/A	N/A
Total loans and other financing	267,178	250,646	178,167	7	50
Allowances	(10,774)	(7,370)	(4,424)	46	144
Loans	(10,659)	(7,263)	(4,365)	47	144
Financial leases	(31)	(29)	(22)	7	41
Other financing	(84)	(78)	(37)	8	127
Net loans and other financing	256,404	243,276	173,743	5	48

As of March 31, 2019, net loans and other financing after provisions amounted to Ps.256,404 million, growing 48% from March 31, 2018, mainly due to a 49% increase in loans to the private sector, as a consequence of the evolution of the exchange rate and of UVA-adjusted loans.

Loans by Type of Borrower	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Large corporations	102,208	91,754	40,906	11	150
SMEs	53,097	48,462	52,354	10	1
Individuals	96,128	93,253	75,537	3	27
Financial sector	7,728	7,942	4,591	(3)	68
Residents abroad	3,664	5,248	1,447	(30)	153
Other	8,128	554	863	1,367	842
IFRS adjustment	(3,890)	(4,198)	(2,141)	(7)	82
Total loans	267,063	243,015	173,557	10	54
Allowances	(10,659)	(7,263)	(4,365)	47	144
Net total loans	256,404	235,752	169,192	9	52

13

Loans by Sector of Activity	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Financial sector	7,728	7,942	4,591	(3)	68
Residents abroad	3,664	5,248	1,447	(30)	153
Services	14,076	13,771	11,041	2	27
Agriculture and livestock	34,889	31,852	20,628	10	69
Consumer	96,133	93,282	75,597	3	27
Retail and wholesale trade	22,981	20,589	20,680	12	11
Construction	3,324	3,224	2,569	3	29
Manufacturing industry	59,050	50,537	33,349	17	77
Other	29,108	20,768	5,796	40	402
IFRS adjustment	(3,890)	(4,198)	(2,141)	(7)	82
Total loans	267,063	243,015	173,557	10	54
Allowances	(10,659)	(7,263)	(4,365)	47	144
Net total loans	256,404	235,752	169,192	9	52

In the last twelve months, loans to the private sector registered growth, mainly those granted to large corporations (Ps.61,302 million or 150%) and to individuals (Ps.20,591 million or 27%). By sector of activity, the higher growth was recorded in the manufacturing industry (Ps.25,701 million or 77%), the consumer sector (Ps.20,536 million or 27%) and in the agricultural and livestock sector (Ps.14,261 million or 69%).

Net Exposure to the Argentine Public Sector (1)	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Government securities’ net position	124,015	84,205	36,207	47	243
Lebac		-	9,798	N/A	N/A
Leliq	99,480	70,157	4,494	42	2,114
Bote	10,510	8,976	-	17	-
Other	14,025	5,072	21,915	177	(36)
Other receivables resulting from financial brokerage	43	57	42	(25)	2
Loans and other financing	1	13	6	(92)	(83)
Trust certificates of participation and securities	42	44	36	(5)	17
Total exposure to the public sector	124,058	84,262	36,249	47	242

(1) Excludes deposits with the Argentine Central Bank, which constitutes one of the items by which Banco Galicia complies with minimum cash requirements.

As of March 31, 2019, Banco Galicia’s exposure to the public sector amounted to Ps.124,058 million, recording a 242% increase during the last twelve months. Excluding Central Bank paper, net exposure to the public sector reached Ps.24,578 million (4% of total assets), while as of March 31, 2018, it amounted to Ps.21,957 million (8% of total assets).

14

Deposits	2019		2018		Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
In pesos	228,545	198,601	125,416	15	82
Current accounts	39,559	40,069	31,127	(1)	27
Saving accounts	56,157	61,129	32,054	(8)	75
Time deposits	123,320	90,143	56,637	37	118
UVA-adjusted time deposits	1,963	1,984	3,027	(1)	(35)
Other	1,650	1,273	1,128	30	46
Interests and adjustments	5,896	4,003	1,443	47	309
In foreign currency	181,625	162,701	73,063	12	149
Saving accounts	154,879	137,796	59,131	12	162
Time deposits	25,749	24,064	13,375	7	93
Other	950	793	531	20	79
Interests and adjustments	47	48	26	(2)	81
Total deposits	410,170	361,302	198,479	14	107

As of March 31, 2019, Banco Galicia’s deposits amounted to Ps.410,170 million, representing an 107% increase during the last twelve months. Peso-denominated deposits increased 82% in the same period, mainly due to a Ps.66,683 million (118%) increase in time deposits and Ps.24,103 million (75%) in deposits in saving accounts. Dollar-denominated deposits increased 149% in the last twelve months, as a consequence of the evolution of the exchange rate. Deposits in dollar-denominated saving accounts reached Ps.154,879 million, increasing 38% measured in dollars.

At the end of the quarter, there were 4.7 million deposit accounts, 10% more than a year before.

Market Share (1)	2019		2018	Variation (bp)
Percentages, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Total deposits	9.33	8.85	7.31	48	202
Private sector deposits	11.47	11.08	9.66	39	181

(1) According to the daily information on loans published by the Argentine Central Bank. Balances as of the last day of each quarter.

As of March 31, 2019, Banco Galicia’s estimated market share of private sector deposits in the Argentine financial system was 11.47%, recording a 181 bp increase from a year before.

Financial Liabilities	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Financial entities	14,244	17,491	10,193	(19)	40
Financing from credit card purchases	13,791	15,274	9,539	(10)	45
Notes	19,624	15,528	4,481	26	338
Subordinated notes	10,983	9,768	5,079	12	116
Creditors for purchases of foreign currency	2,522	14,410	829	(82)	204
Collections on account of third parties	7,579	7,647	3,392	(1)	123
Other financial liabilities	21,242	10,152	6,757	109	214
Total financial liabilities	89,985	90,270	40,270	-	123

Financial liabilities at the end of the first quarter of 2019 amounted to Ps.89,985 million, Ps.49,715 million (123%) higher than the Ps.40,270 million recorded a year before. This growth was mainly due to the increase of notes (Ps.15,143 million or 338%) and of other financial liabilities (Ps.14,485 million or 214%).

15

ASSET QUALITY

Loan Portfolio Quality	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Non-accrual loans (1)	10,236	7,003	4,109	46	149
With preferred guarantees	475	492	207	(3)	129
With other guarantees	844	737	340	15	148
Without guarantees	8,917	5,774	3,562	54	150
Allowance for loan losses	10,659	7,263	4,365	47	144
Relevant ratios (%)				Variation (bp)
Non-accrual loans to private sector loans	3.95	2.88	2.31	107	164
Allowance for loan losses to private sector loans	4.11	2.99	2.45	112	166
Allowance for loan losses to non-accrual loans	104.13	103.73	106.23	40	(210)
Non-accrual loans with guarantees to non-accrual loans	12.89	17.54	13.31	(465)	(42)
Cost of risk (2)	7.03	3.56	2.23	347	480

(1) The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank: With Problems and Medium Risk, High Risk of Insolvency and High Risk, Uncollectible and Uncollectible due to Technical Reasons.

(2) Annualized.

Banco Galicia’s non-accrual loan portfolio amounted to Ps.10,236 million as of March 31, 2019, representing 3.95% of total loans to the private sector, increasing 164 bp from the 2.31% ratio of a year before.

The coverage of the non-accrual loan portfolio with allowances for loan losses reached 104.13% as of the end of the quarter, compared to 106.23% from a year before.

In terms of total financing—defined as loans, certain other receivable financial asset accounts, guarantees granted and unused balances of loans granted—Banco Galicia’s non-accrual portfolio represented 3.50% of total financing to the private sector, and its coverage with allowances for loan losses reached 100.23%, compared to 2.22% and 104.64% of a year before, respectively.

Analysis of Loan Loss Experience	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Allowance for loan losses at the beginning of the quarter	7,263	6,157	3,594	18	102
Changes in the allowance for loan losses
Provisions charged to income	4,140	1,954	884	112	368
Charge offs	(744)	(848)	(113)	(12)	558
Allowance for loan losses at the end of the quarter	10,659	7,263	4,365	47	144
Charge to the income statement
Provisions charged to income (1)	(4,140)	(1,954)	(884)	112	368
Direct charge offs (1)	(113)	(90)	(50)	26	126
Bad debts recovered	21	43	21	(51)	-
Net charge to the income statement	(4,232)	(2,001)	(913)	111	364

(1) Item included for calculating the cost of risk.

During the quarter, Ps.744 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.113 million were made.

16

CAPITALIZATION AND LIQUIDITY

Regulatory Capital	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Minimum capital required (A)	30,411	27,163	21,427	13	43
Allocated to credit risk	24,267	22,171	17,004	10	44
Allocated to market risk	1,346	969	1,535	39	(12)
Allocated to operational risk	4,798	4,023	2,888	19	66
Computable capital (B)	56,132	49,329	36,812	15	54
Tier I	42,635	36,584	26,699	15	58
Tier II	14,497	12,745	7,113	14	104
Excess over required capital (B) - (A)	25,721	22,166	15,385	18	70
Risk weighted assets	369,470	325,853	260,319	14	43
				Variation (bp)
Total capital ratio (%)	15.19	15.14	14.14	5	105
Tier I capital ratio (%)	11.24	11.23	11.41	1	(17)

As of March 31, 2019, Banco Galicia’s computable capital amounted to Ps.56,132, Ps.25,721 million (85%) higher than the Ps.30,411 million capital requirement. As of March 31, 2018, this excess amounted to Ps.15,385 million (72%).

The minimum capital requirement increased Ps.8,984 million as compared to March 31, 2018, mainly due to the growth of the private sector loan portfolio. Computable capital increased Ps.19,320 million in the same period, primarily as a consequence of a Ps.15,936 million increase in Tier I, due to the increase of results that were partially offset by higher regulatory deductions. Tier II capital increased Ps.7,384 million as a consequence of the effect of the evolution of the exchange rate on the subordinated debt. The total capital ratio was 15.19%, increasing 105 bp during the last twelve months.

Liquidity	2019		2018	Variation (%)
Percentages, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Cash and due from banks	130,542	142,049	45,843	(8)	185
Government securities	81,500	62,388	18,807	31	333
Call-money	-	938	1,096	N/A	N/A
Overnight placements in correspondent banks	4,771	6,256	1,737	(24)	175
Repurchase agreement transactions	5,129	(419)	2,854	(1,124)	80
Escrow accounts	5,400	5,188	3,820	4	41
Total liquid assets	227,342	216,400	74,157	5	207
Liquidity ratios				Variation (bp)
Liquid assets (*) as a percentage of transactional deposits	90.72	90.55	60.63	17	3,009
Liquid assets (*) as a percentage of total deposits	55.43	59.89	37.36	(446)	1,807

(*) Liquid assets include cash and amounts due from banks (including deposits with the Argentine Central Bank and the special escrow accounts with the monetary authority), holdings of Lebac (Argentine Central Bank’s bills), net call money interbank loans, short-term placements with correspondent banks and reverse repurchase agreement transactions with the local market.

As of March 31, 2019, Banco Galicia’s liquid assets represented 90.72% of Banco Galicia’s transactional deposits and 55.43% of its total deposits, as compared to 60.63% and 37.36%, respectively, as of March 31, 2018.

17

TARJETAS REGIONALES

INFORMATION DISCLOSURE

The data shown in the following tables correspond to Tarjetas Regionales S.A., consolidated line by line with its subsidiaries.

RESULTS FOR THE QUARTER

Income Statement	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Net interest income	2,147	1,792	1,929	20	11
Net fee income	2,959	2,511	2,070	18	43
Net results from financial instruments	368	218	107	69	244
Gold and foreign currency quotation differences	(10)	(50)	4	(80)	(350)
Other operating income	378	292	155	29	144
Loan loss provisions	(1,419)	(1,432)	(659)	(1)	115
Net operating income	4,423	3,331	3,606	33	23
Personnel expenses	(962)	(1,200)	(848)	(20)	13
Administrative expenses	(1,415)	(1,598)	(1,048)	(11)	35
Depreciations and devaluations of assets	(126)	(83)	(61)	52	107
Other operating expenses	(775)	(512)	(437)	51	77
Operating income	1,145	(62)	1,212	1,947	(6)
Income tax	(101)	36	(370)	(381)	(73)
Net income	1,044	(26)	842	4,115	24

Profitability and Efficiency		2018	2018	Variation (bp)
Percentages, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Return (1) on average assets	6.53	(0.21)	8.97	674	(244)
Return (1) on average shareholders´ equity	32.49	(1.02)	38.62	3,351	(613)
Financial margin (1) (2)	15.89	14.61	19.81	128	(392)
Efficiency ratio (3)	41.53	72.42	53.05	(3,089)	(1,152)

(1) Annualized.

(2) Net interest income plus net result from financial instruments plus foreign currency quotation differences plus certain items included in other operating income and expenses, divided by average interest-earning assets.

(3) Personnel expenses plus administrative expenses plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income.

In the first quarter of the 2019 fiscal year, Tarjetas Regionales S.A. recorded a Ps.1,044 million net income, Ps.202 million (24%) higher than in the same quarter of 2018. This profit represented a 6.53% annualized return on average assets and a 32.49% return on average shareholders’ equity, compared to 8.97% and 38.62%, respectively, from the first quarter of 2018.

Net operating income amounted to Ps.4,423 million, increasing 23% from the first quarter of 2018.

Provisions for loan losses for the quarter amounted to Ps.1,419 million, 115% higher than the Ps.659 million recorded in the same quarter of the prior year.

18

SELECTED FINANCIAL INFORMATION

Balance Sheet		2018	2018	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Assets
Cash and due from banks	1,247	1,365	662	(9)	88
Debt securities	-	54	233	N/A	N/A
Net loans and other financing	46,327	45,313	35,538	2	30
Other financial assets	2,812	3,628	2,064	(22)	36
Property, bank premises, equipment	1,494	835	678	79	120
Intangible assets	462	423	293	9	58
Other non-financial assets	1,090	1,090	797	-	(37)
Total assets	53,432	52,708	40,265	1	33
Liabilities
Financing from financial entities	370	2,131	1,284	(83)	(71)
Other financial liabilities	23,307	23,244	16,973	-	37
Notes	16,396	14,979	10,066	9	63
Other non-financial liabilities	2,193	2,232	2,685	(2)	(18)
Total liabilities	42,266	42,586	31,008	(1)	36
Shareholders’ equity	11,166	10,122	9,257	10	21

ASSET QUALITY

Loan Portfolio Quality		2018	2018	Variation (%)
Percentages, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Non-accrual loans (1)	5,608	3,322	2,684	69	109
Allowances for loan losses	5,153	4,045	2,844	27	81
Ratios (%)				Variation (bp)
Non-accrual loans to loans to the private sector	11.55	6.84	7.00	471	455
Allowance for loan losses to loans to the private sector	10.61	8.33	7.41	228	320
Allowance for loan losses to non-accrual loans	91.89	121.76	105.96	2,987	1,407
Cost of risk (2)	12.52	12.44	7.54	8	498

(1) The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank: With Problems and Medium Risk, High Risk of Insolvency and High Risk, Uncollectible and Uncollectible due to Technical Reasons.

(2) Annualized.

Analysis of Loan Loss Experience		2018	2018	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Allowance for loan losses
At the beginning of the quarter	4.045	3.110	2.380	30	70
Changes in the allowance for loan losses
Provisions charged to income	1,350	1,350	605	-	123
Charge offs (1)	(242)	(415)	(141)	(42)	72
Allowance for loan losses at the end of the quarter	5.153	4.045	2.844	27	81
Charge to the income statement
Provisions charged to income (2)	(1350)	(1,350)	(605)	-	123
Direct charge offs (2)	(67)	(83)	(44)	(19)	52
Bad debts recovered	39	59	10	(34)	290
Net charge to the income statement	(1.378)	(1.374)	(639)	-	116

(1) 4Q18 includes Ps.785 million from the sale of bad loans.

(2) Item included for calculating the cost of risk.

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GALICIA ADMINISTRADORA DE FONDOS

RESULTS FOR THE QUARTER

Income Statement	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Net interest income	-	10	10	N/A	N/A
Net fee income	-	-	(1)	N/A	N/A
Net results from financial instruments	42	3	25	1.300	68
Gold and foreign currency quotation differences	1	(1)	-	(200)	-
Other operating income	116	90	246	29	(53)
Net operating income	159	102	280	56	(43)
Personnel and administrative expenses	(33)	(29)	(27)	14	22
Other operating expenses	(8)	(6)	(13)	33	(38)
Operating income	118	67	240	76	(51)
Income tax	(37)	(21)	(72)	76	(49)
Net income	81	46	168	76	(52)

ASSETS UNDER MANAGEMENT

Mutual Fund	Assets Under Management as of:			Variation
In millions of pesos, except otherwise noted	1Q19	4Q18	1Q18	vs 4Q18	vs 1Q18
Fima Premium	39,462	29,475	10,690	34	269
Fima Ahorro Pesos	14,471	9,892	25,998	46	(44)
Fima Ahorro Plus	13,461	9,968	25,542	35	(47)
Fima Capital Plus	284	205	709	39	(60)
Fima Renta en Pesos	443	245	771	81	(43)
Fima Renta Plus	251	145	585	73	(57)
Fima Abierto Pymes	487	313	273	56	78
Fima Acciones	336	328	630	2	(47)
Fima PB Acciones	742	718	1,729	3	(57)
Fima Mix I	7	7	572	-	(99)
Fima Renta Dólares I	7,331	7,352	17,439	-	(58)
Fima Renta Dólares II	1,865	1,564	6,671	19	(72)
Fima Renta Acciones Latinoamerica	143	13	-	1,000	N/A
Fima Renta Fija Internacional	1,627	179	-	809	N/A
Total Assets Under Management	80.910	60.404	91,609	34	(12)

SELECTED FINANCIAL INFORMATION

Balance Sheet	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Assets
Cash and due from banks	3	35	2	(91)	50
Other financial assets	156	635	391	(75)	(60)
Other non-financial assets	240	4	119	5,900	102
Total assets	405	674	534	(40)	(24)
Liabilities
Other non-financial liabilities	265	229	344	16	(23)
Total liabilities	265	229	344	16	(23)
Shareholders’ equity	140	445	190	(69)	(26)

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SUDAMERICANA HOLDING

INFORMATION DISCLOSURE

The data shown in the tables of this report and the consolidated financial statements correspond to Sudamericana Holding S.A., consolidated line by line with the subsidiaries under its control.

RESULTS FOR THE QUARTER

Income Statement	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Earned premium	1,089	1,009	894	8	22
Incurred claims	(173)	(133)	(91)	30	90
Withdrawals	(1)	(2)	-	(50)	N/A
Life annuities	(2)	(2)	(2)	-	-
Acquisition and general expenses	(551)	(725)	(415)	(24)	33
Other income and expenses	(2)	28	(17)	(107)	(88)
Underwriting income	360	175	369	106	(2)
Interest income	111	142	76	(22)	46
Net results from financial instruments	7	36	19	(81)	(63)
Gold and foreign currency quotation differences	(23)	(2)	1	1,050	(2,400)
Other operating income	95	9	3	956	3,067
Net operating income	550	360	468	53	18
Personnel expenses	(132)	(139)	(99)	(5)	33
Administrative expenses	(80)	(118)	(64)	(32)	25
Depreciations and devaluations of assets	(20)	(20)	(11)	-	82
Other operating expenses	-	147	(29)	N/A	N/A
Operating income	318	230	265	38	20
Income tax	(95)	(70)	(98)	36	(3)
Net income	223	160	167	39	34
Other comprehensive income	2	1	(12)		(117)
Total comprehensive income	225	161	155	40	45

Profitability	2019		2018	Variation (pb)
Percentages, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Return on average assets (1)	27.18	20.50	27.83	668	(65)
Return on average shareholders’ equity (1)	72.41	53.12	62.02	1,929	1,039
Efficiency ratio (2)	50.69	69.91	47.32	(1,922)	337
Combined ratio (3)	60.48	80.56	52.93	(2,008)	755

(1) Annualized.

(2) Acquisition and general expenses divided by earned premiums plus other income and expenses.

(3) Acquisition and general expenses divided by earned premiums plus incurred claims, withdrawals, life annuities, other income and expenses.

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SELECTED FINANCIAL INFORMATION

Balance Sheet	2019		2018	Variation (%)
In millions of pesos, except otherwise noted	1Q	4Q	1Q	vs 4Q18	vs 1Q18
Assets
Cash and due from banks	57	55	39	4	46
Debt securities	62	83	689	(25)	(91)
Net loans and other financing	527	426	20	24	2,535
Other financial assets	1,318	1,226	1,489	8	(11)
Property, bank premises, equipment	179	178	143	1	25
Intangible assets	71	61	69	16	3
Other non-financial assets	1,212	1,105	169	10	617
Total assets	3.426	3.134	2.618	9	31
Liabilities
Financial entities	18	-	3	-	500
Other non-financial liabilities	1,930	1,881	1,415	3	36
Total liabilities	1,948	1,881	1,418	4	37
Shareholders’ equity	1,478	1,253	1,200	18	23

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RECENT DEVELOPMENTS

SALE OF PRISMA MEDIOS DE PAGO S.A.

On February 1, 2019, shares equivalent to 51% of Banco Galicia’s holding in Prisma were transferred. The payment in cash amounted to US$ 63 million, while the remaining amount is going to be paid in 5 years. Such amount was fully provisioned due to Argentine Central Bank requirements.

The holding of the remaining 49% interest in the company does not fulfill the requirements established in IFRS 5 to be considered a non-current asset held for sale, and thus, it was reclassified as ‘Private Securities’ and recorded at its fair value with changes in results, net of a valuation adjustment required by the Argentine Central Bank.

DIVIDEND PAYMENT

At the Shareholders’ meeting held on April 25, 2019, the Shareholders approved the payment of a cash dividend of Ps.2,000 million.

REGULATORY CHANGES

CREDIT RISK LARGE EXPOSURES

Effective as of January 1, 2019, the Argentine Central Bank established a regulation on “Credit Risk Large Exposures” which intends to limit the maximum loss that a financial institution could experience—to a level that does not compromise its solvency—in case of an unexpected breach by a counterparty or a group of connected counterparties not belonging to the Argentine non-financial public sector. With this regulation, lending limits are established in relation to the Tier 1 Capital.

LIMITS ON HOLDINGS OF LELIQ

The Argentine Central Bank established that the daily net position that financial institutions record in Central Bank Liquidity Bills (LELIQ) and reverse repurchase agreement transactions in pesos against the Argentine Central Bank may not exceed the computable capital of the previous month or 100% of the monthly average of daily balances of total deposits in pesos—excluding those of the financial sector—of the previous month, whichever is higher.

LEASES – IFRS 16

For financial statements beginning on January 1, 2019, IFRS 16 “Leases” comes into force. This regulation establishes new principles for the recognition, measurement, presentation and disclosure of leases.

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INFLATION ADJUSTMENT

Through its Communiqué “A” 6651, the Argentine Central Bank established that the presentation of information restated in homogeneous currency shall be applied for financial periods beginning on or after January 1, 2020, in accordance with Law 27,468. As a consequence, the criteria for restating the financial information established in IAS 29 have not been used. Its application would have widespread effects on the financial statements, and as a consequence the reported balances would be significantly affected. As of March 31, 2019, Grupo Financiero Galicia’s equity would have amounted to Ps.75,141 million and the result for the fiscal year would have been a Ps.4,089 million profit, approximately.

This report is a summary analysis of Grupo Financiero Galicia’s financial condition and results of operations as of and for the periods indicated. For a correct interpretation, this report must be read in conjunction with Grupo Financiero Galicia’s financial statements, as well as with all other material periodically filed with the Argentine National Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.bolsar.com), the Cordoba Stock Exchange (www.bolsacba.com.ar) and the Nasdaq (www.nasdaq.com). In addition, the Argentine Central Bank (www.bcra.gob.ar) may publish information related to Banco Galicia as of a date subsequent to the last date for which Banco Galicia has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

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